Geodyne Resources, Inc.
Samson Plaza
Two W. 2nd Street
Tulsa, Oklahoma  74103-3103
(918) 583-1791



                                February 9, 2007




Ms. Jill S. Davis
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

     RE: Geodyne Energy Income Limited  Partnership - I-D, I-E, I-F II-A,  II-B,
         II-C,  II-D,  II-E,  II-F,  II-G,  II-H
         Form 10-K for Fiscal Year Ended December 31, 2005
         Filed March 29, 2006
         Form 10-Q for Fiscal Quarter Ended September 30, 2006
         Filed November 20, 2006
         Response Letter dated January 12, 2007
         File Nos. 0-15831,  0-15832,  0-15833,
         0-16388, 0-16405, 0-16981, 0-16980, 0-17320, 0-17799, 0-17802, 0-18305

Dear Ms. Davis:

      This letter is in response to your letter dated February 1, 2006 addressed to Craig Loseke, Chief Accounting Officer for the Geodyne Energy Income Limited Partnerships I-D, I-E, I-F, II-A, II-B, II-C, II-D, II-E, II-F, II-G, II-H (collectively, the "Partnerships"). For ease of review, Geodyne Resources Inc. ("Geodyne"), the General Partner of the Partnerships, is responding to your comments in the order of your letter.

Geodyne Energy Income Limited Partnerships I-D - I-F
----------------------------------------------------
Form 10-K for the Fiscal Year Ended December 31, 2005
-----------------------------------------------------
Executive Compensation, page 48
-------------------------------

1. We have considered your response to prior comment number two, where you indicate that "It would be an administrative burden to separate the charge that Geodyne and its affiliates make to the Partnerships from all other joint interest billings made to third parties in all of the 5,000 plus wells operated by Geodyne and its affiliates." If you are able, please tell us whether or not the related party expenses required to be disclosed separately by Rule 4-08(k) of Regulation S-X are material to the periods presented. In addition, please expand your future footnote two disclosure indicating to the reader which line items contain related party transactions that have not been separately identified and the reasons why such break-out has not been provided.

RESPONSE:
---------

      The related party expenses required to be disclosed separately by Rule 4-08(k) of Regulation S-X are not material for the year ended December 31, 2005. The chart below shows the related party operator overhead billings as a percentage of net income for the Series I Partnerships for the year ended December 31, 2005:

            ID    0.93%
            IE    1.06%
            IF    1.61%

      As a result of your comments and concerns the General Partner has secured enhancements to its financial reporting system and will disclose the actual dollar amount of related party operator overhead paid by the Partnerships in future financial statements.


Form 10-Q for the Fiscal Quarter Ended September 30, 2006
---------------------------------------------------------
Accounting Policies, page 16
----------------------------
Oil and Gas Properties, page 18
-------------------------------

2. We note from your response to prior comment number nine that you "felt that the SEC reserves with spot pricing was an appropriate measure of the fair value of these properties and is reflective of fair value as defined by paragraph 22 of FAS 144." You further acknowledge "that under normal conditions it would be appropriate to calculate cash flows utilizing forward prices as opposed to current market prices;" but that you considered future prices during your analysis of the impairment and determined that the effect would have been immaterial. Please provide us with the materiality analysis that supports your conclusion. In addition, please confirm that in the future your impairment analysis will be performed using forward prices to determine the fair value of the asset or asset group.

RESPONSE:
---------

      We believe we were correct in using the SEC reserves as the measure of fair market value in this instance, based on the characteristics of the properties involved, and the current commodity market. The properties sold were short-lived and pricing had a minimal impact in the impairment calculation for these properties. The difference in impairment using SEC reserves and reserves using current strip pricing is immaterial, as evidenced by the attached analysis. On

      February 7, 2007, we filed Current Reports on Form 8-K that indicated that the Partnerships will terminate at their current scheduled termination date, December 31, 2007. Therefore, we will begin liquidation basis accounting for all Partnerships and, as such, the impairment provisions of FAS 144 will no longer be applicable to the properties of the Partnerships.


Engineering Comments
--------------------
Properties, page 14
-------------------
Proved Reserves and Net Present Value, page 19
----------------------------------------------

3. In your January 12, 2007 response seven, you propose to disclose "Ryder Scott has stated to the general partner their opinion that (i) the estimates of reserves for THE PROPERTIES WHICH THEY REVIEWED were prepared in accordance with GENERALLY ACCEPTED PROCEDURES FOR THE ESTIMATION OF RESERVES...". Please revise this to:

     *    Indicate  that  your   consultant   reviewed  "the  top  80%  of  each
          Partnership's reserve base,"

     * discuss the "generally accepted procedures for the estimation of reserves" that YOU used in determining your disclosed proved reserves.

RESPONSE:
---------

      In accordance with your instructions, the Partnerships future reports will include the following disclosure:

          "The following table sets forth each  Partnership's  estimated  proved
          oil and gas reserves and net present value therefrom as of          .
                                                                     ----------
          The schedule of quantities of proved oil and gas reserves was prepared by the General Partner in accordance with the rules prescribed by the Securities and Exchange Commission (the "SEC"). When preparing such reserves the General Partner follows the SEC's definition regarding oil and gas reserves, which were first published in 1978. The General Partner books proved oil and gas reserves which geological and engineering data show with reasonable certainty to be recovered in the future from known reserves under existing economic and operating conditions. Probable reserves are not booked.

          The General Partner combines many methods of reserve estimation in order to obtain the most accurate forecast, including both volumetric and analogy methods. Many levels of review occur during this process. First, the engineers review their respective wells, then the operations manager and division vice presidents review the updated forecasts, and finally the executive vice president of engineering reviews approximately the top

          85% (or more) wells by value. All engineers reviewing the data have completed their engineering degrees and/or are licensed petroleum engineers. In addition, reserve information for the top 80% of each Partnership's reserve base has been reviewed by Ryder Scott Company, L.P. ("Ryder Scott"), an independent petroleum engineering firm. Ryder Scott has stated to the General Partner their opinion that (i) the estimates of reserves for the properties which they reviewed were prepared in accordance with generally accepted procedures for the estimation of reserves, (ii) they found no bias in the utilization and analysis of data, and (iii) the cash flow projections provided by Samson of gross and net reserves and associated revenues and costs based on constant pricing in general appear reasonable."


Geodyne Energy Income Limited Partnerships II-A - II-H
------------------------------------------------------
Form 10-K for the Fiscal Year Ended December 31, 2005
-----------------------------------------------------
Executive Compensation, page 48
-------------------------------

4. We have considered your response to prior comment number two, where you indicate that "It would be an administrative burden to separate the charge that Geodyne and its affiliates make to the Partnerships from all other joint interest billings made to third parties in all of the 5,000 plus wells operated by Geodyne and its affiliates." If you are able, please tell us whether or not the related party expenses required to be disclosed separately by Rule 4-08(k) of Regulation S-X are material to the periods presented. In addition, please expand your future footnote two disclosure indicating to the reader which line items contain related party transactions that have not been separately identified and the reasons why such break-out has not been provided.

RESPONSE:
---------

      The related party expenses required to be disclosed separately by Rule 4-08(k) of Regulation S-X are not material for the year ended December 31, 2005. The chart below shows the related party operator overhead billings as a percentage of net income for the Series II Partnerships for the year ended December 31, 2005:

            IIA   1.06%
            IIB   1.41%
            IIC   1.16%
            IID   0.63%
            IIE   1.28%
            IIF   0.95%
            IIG   0.98%
            IIH   1.06%

      As a result of your comments and concerns the General Partner has secured enhancements to its financial reporting system and will disclose the actual dollar amount of related party operator overhead paid by the Partnerships in future financial statements.


Form 10-Q for the Fiscal Quarter Ended September 30, 2006
---------------------------------------------------------
Accounting Policies, page 16
----------------------------
Oil and Gas Properties, page 18
-------------------------------

5. We note from your response to prior comment number nine that you "felt that the SEC reserves with spot pricing was an appropriate measure of the fair value of these properties and is reflective of fair value as defined by paragraph 22 of FAS 144." You further acknowledge "that under normal conditions it would be appropriate to calculate cash flows utilizing forward prices as opposed to current market prices;" but that you considered future prices during your analysis of the impairment and determined that the effect would have been immaterial. Please provide us with the materiality analysis that supports your conclusion. In addition, please confirm that in the future your impairment analysis will be performed using forward prices to determine the fair value of the asset or asset group.

RESPONSE:
---------

      We believe we were correct in using the SEC reserves as the measure of fair market value in this instance, based on the characteristics of the properties involved, and the current commodity market. The properties sold were short-lived and pricing had a minimal impact in the impairment calculation for these properties. The difference in impairment using SEC reserves and reserves using current strip pricing is immaterial, as evidenced by the attached analysis. On February 7, 2007, we filed Current Reports on Form 8-K that indicated that the Partnerships will terminate at their current scheduled termination date, December 31, 2007. Therefore, we will begin liquidation basis accounting for all Partnerships and, as such, the impairment provisions of FAS 144 will no longer be applicable to the properties of the Partnerships.


Form 8-K filed December 29, 2006 for Partnerships II-E and II-F
---------------------------------------------------------------
Form 8-K/A filed December 29, 2006 for Partnerships II-G and II-H
-----------------------------------------------------------------

6. We note your statement that the "pro forma financial information that would be required pursuant to Article 11 of Regulation S-X will be filed by amendment to this Form 8-K as soon as possible." Please note that with dispositions, pro forma information should be filed within 15 days after the disposition. The 71-day extension available for filing financial statements and pro forma information for acquisitions is not available for dispositions. Please tell us when you intend to file the required pro forma financial statements.

RESPONSE:
---------

      The required pro forma financial statements were filed on February 5, 2007.


Engineering Comments
--------------------
Properties, page 15
-------------------
Proved Reserves and Net Present Value, page 30
----------------------------------------------

7. In your January 12, 2007 response seventeen, you propose to disclose "Ryder Scott has stated to the general partner their opinion that (i) the estimates of reserves for THE PROPERTIES WHICH THEY REVIEWED were prepared in accordance with GENERALLY ACCEPTED PROCEDURES FOR THE ESTIMATION OF RESERVES...". Please revise this to:

      *   Clarify  that  your   consultant   reviewed   "the  top  80%  of  each
          Partnership's reserve base,"

      * Discuss the "generally accepted procedures for the estimation of reserves" that YOU used in determining your disclosed proved reserves.

RESPONSE:
---------

      In accordance with your instructions, the Partnerships future reports will include the following disclosure:

          "The following table sets forth each  Partnership's  estimated  proved
          oil and gas reserves and net present value therefrom as of           .
                                                                     ----------
          The schedule of quantities of proved oil and gas reserves was prepared by the General Partner in accordance with the rules prescribed by the Securities and Exchange Commission (the "SEC"). When preparing such reserves the General Partner follows the SEC's definition regarding oil and gas reserves, which were first published in 1978. The General Partner books proved oil and gas reserves which geological and engineering data show with reasonable certainty to be recovered in the future from known reserves under existing economic and operating conditions. Probable reserves are not booked.

          The General Partner combines many methods of reserve estimation in order to obtain the most accurate forecast, including both volumetric and analogy methods. Many levels of review occur during this process. First, the engineers review their respective wells, then the operations manager and division vice presidents review the updated forecasts, and finally the executive vice president of engineering reviews approximately the top 85% (or more) wells by value. All engineers reviewing the data have completed their engineering degrees and/or are licensed petroleum engineers. In addition, reserve information for the top 80% of each Partnership's reserve base has been reviewed by Ryder Scott Company, L.P. ("Ryder Scott"), an independent petroleum engineering firm. Ryder Scott has stated to the General Partner their opinion that (i) the estimates of reserves for the properties which they reviewed were prepared in accordance with generally accepted procedures for the estimation of reserves, (ii) they found no bias in the utilization and analysis of data, and
            (iii) the cash flow projections provided by Samson of gross and net reserves and associated revenues and costs based on constant pricing in general appear reasonable."


CLOSING:

      If you have any questions or comments concerning our responses, please do not hesitate to contact me at 918-591-1213 (phone), 918-591-1748 (fax) or closeke@samson.com.

                                                Very truly ours,

                                                GEODYNE RESOURCES INC.

                                                  //s// Craig Loseke

                                                Craig Loseke
                                                Chief Accounting Officer

Attachments
cc:   Jennifer Goeken-SEC
      Ronald Winfrey-SEC
      PricewaterhouseCoopers
      Dennis Neill


                                           Geodyne Partnerships
                                 Impairment as a Percentage of Net Income
                                   Nine Months Ended September 30, 2006

                                                        Impairment
                   Impairment        Net Income         Using Strip
 Partnership        Incurred         Nine Months          Pricing         Difference     % of Net Income
                   9/30/2006          9/30/2006          9/30/2006        9/30/2006
 -----------       ----------        -----------        -----------       ----------     ---------------

      I-D           2,534.93         576,993.00          2,013.23            521.70           0.09%
      I-E          42,553.91       3,744,172.00         34,903.87          7,650.04           0.20%
      I-F          20,617.17       1,141,558.00         17,008.38          3,608.79           0.32%
      II-A         12,869.41       3,671,658.00          7,927.70          4,941.71           0.13%
      II-B          6,568.51       2,566,270.00          1,927.76          4,640.75           0.18%
      II-C          5,336.14       1,306,613.00            344.13          4,992.01           0.38%
      II-D          3,249.96       2,520,422.00          2,031.50          1,218.46           0.05%
      II-E         20,277.80       1,741,038.00          5,271.86         15,005.94           0.86%
      II-F         24,473.51       2,154,196.00          9,782.08         14,691.43           0.68%
      II-G         54,129.39       4,584,359.00         20,454.32         33,675.07           0.73%
      II-H          6,934.75       1,062,218.00              0.00          6,934.75           0.65%



                                              Geodyne Partnerships
                                     Impairment as a Percentage of Net Income
                                      Three Months Ended September 30, 2006


                                                        Impairment
                   Impairment        Net Income         Using Strip
 Partnership        Incurred         Three Months         Pricing         Difference    % of Net Income
                   9/30/2006          9/30/2006          9/30/2006        9/30/2006
 -----------       ----------        ------------       -----------       ----------    ---------------

      I-D            2,534.93         214,577.00         2,013.23            521.70           0.24%
      I-E           42,553.91       1,427,264.00        34,903.87          7,650.04           0.54%
      I-F           20,617.17         430,177.00        17,008.38          3,608.79           0.84%
      II-A          12,869.41       1,389,378.00         7,927.70          4,941.71           0.36%
      II-B           6,568.51         772,478.00         1,927.76          4,640.75           0.60%
      II-C           5,336.14         400,680.00           344.13          4,992.01           1.25%
      II-D           3,249.96         708,431.00         2,031.50          1,218.46           0.17%
      II-E          20,277.80         527,376.00         5,271.86         15,005.94           2.85%
      II-F          24,473.51         757,529.00         9,782.08         14,691.43           1.94%
      II-G          54,129.39       1,603,885.00        20,454.32         33,675.07           2.10%
      II-H           6,934.75         383,079.00             0.00          6,934.75           1.81%
